FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November 2016
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 31 October 2016
Exhibit No. 2	Director/PDMR Shareholding dated 09 November 2016
Exhibit No. 3	Publication of Suppl.Prospcts dated 22 November 2016
Exhibit No. 4	Statement re 2016 stress test results dated 30 November 2016

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 October 2016:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights - 31 October 2016
Ordinary shares of £1	11,792,346,728	4	47,169,386,912
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,793,246,728		47,172,986,912

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Exhibit No. 2

9 November 2016
The Royal Bank of Scotland Group plc
Legal Entity Identifier: 2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   The Royal Bank of Scotland Group plc (the "Company") announces that ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) were delivered to the PDMRs on 8 November 2016, as set out below.

The Shares delivered represent payment of a fixed share allowance for the six month period ended 31 December 2016 and were based on a share price of £1.8746.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Elaine Arden	Chief HR Officer	76,684	36,042	40,642
Mark Bailie	Chief Operating Officer	213,379	100,289	113,090
Christopher Marks	Chief Executive, Corporate & Institutional Banking	213,379	100,289	113,090
Leslie Matheson	Chief Executive, Personal & Business Banking	160,035	75,217	84,818
Ross McEwan	Chief Executive	266,724	125,361	141,363
Simon McNamara	Chief Administrative Officer	173,371	81,485	91,886
Jonathan Pain	Chief Conduct & Regulatory Affairs Officer	80,018	37,609	42,409
Alison Rose	Chief Executive, Commercial & Private Banking	186,707	87,753	98,954
David Stephen	Chief Risk Officer	186,707	87,753	98,954
Ewen Stevenson	Chief Financial Officer	213,379	100,289	113,090
David Wheldon	Chief Marketing Officer	60,013	28,207	31,806

The above transactions took place outside of a trading venue.  The market price used to determine the number of Shares withheld to meet associated tax liabilities was £1.873. Shares retained after payment of associated tax liabilities are held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a five year period.

In February 2016, Mr McEwan confirmed that he intended to transfer half of his 2016 fixed share allowance to charity.  In light of this commitment, he will transfer half of his retained shares to charity when they are released over the course of the five year period.

2.   The Company announces that on 8 November 2016 Ross McEwan, Chief Executive, transferred 16,528 Shares to charity for nil consideration.  The transfer is in line with the commitment Mr McEwan made in February 2015 not to benefit from his 2015 fixed share allowance.  Following the transfer to charity, Mr McEwan has relinquished all legal and beneficial rights to the Shares.  The transfer took place outside of a trading venue.

3.   The Company also announces that it has been notified that the following PDMRs sold Shares on the dates detailed below.  All transactions took place on the London Stock Exchange (XLON).

Name of PDMR	Position of PDMR	No. of Shares sold	Price of transaction	Date of transaction
Mark Bailie	Chief Operating Officer	550,000	£1.870	2016-11-04
Christopher Marks	Chief Executive, Corporate & Institutional Banking	550,000	£1.874	2016-11-04
Leslie Matheson	Chief Executive, Personal & Business Banking	240,000	£1.850	2016-11-09
David Stephen	Chief Risk Officer	100,000	£1.874	2016-11-08

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 3

Publication of Supplementary Prospectus
The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:
Supplementary Prospectus to The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc £90,000,000,000 Euro Medium Term Note Programme dated 22 November 2016.
To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/8598P_-2016-11-22.pdf
A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.
For further information, please contact:
RBS Investor Relations
Matthew Richardson
Head of Fixed Income Investor Relations

TEL: +44 20 7678 1800

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

The Royal Bank of Scotland Group plc

Statement on the publication of the 2016 Bank of England stress test results

30 November 2016

The Royal Bank of Scotland Group plc ("RBS") notes the announcement made today by the Bank of England ("BoE") regarding the results of its 2016 stress test.  The test applied a hypothetical adverse scenario to the Group's balance sheet as at 31 December 2015 and compared the theoretical Common Equity Tier 1 ("CET1") ratio and Tier 1 leverage ratio positions of RBS before and after the impact of strategic management actions, including CRD IV distribution restrictions and conversion of Additional Tier 1 securities ("AT1").

RBS's low point CET1 ratio under the hypothetical adverse scenario would have been 5.5% which is below RBS's updated 6.6% Individual Capital Guidance ("ICG") and below the post-stress CET1 Systemic Reference Point ("SRP") of 7.1% (please refer to definitions in notes below the table). After the impact of management actions and restriction of the CRD IV distribution, the ratio would have been 5.9%; and subsequently 6.7% post the conversion of AT1 securities. This takes the result above the ICG hurdle rate of 6.6% but it remains below the SRP of 7.1%.

RBS's Tier 1 leverage ratio under the hypothetical adverse scenario would have been 2.7% which is below the hurdle rate of 3.0% and below the post-stress leverage ratio SRP of 3.2%.  After the impact of management actions, the ratio would have been 2.9%, which remains below both the hurdle rate and the Tier 1 leverage ratio SRP.

The bank has taken a number of actions since 31 December 2015 to improve its capital position stress resilience, including the on-going run-down of Capital Resolution (risk-weighted assets ("RWAs") reduced by £10.4 billion (21%) to £38.6 billion in the first nine months of 2016), the continued reduction in higher risk credit portfolios, the settlement of various litigation cases and regulatory investigations and the issuance of an additional £2 billion equivalent in AT1 securities. A number of these actions impacted our CET1 ratio which was 15.0% as at Q3 2016, compared to 15.5% as at FY 2015. This is above RBS's CET1 ratio target of 13.0%.

RBS has agreed a revised capital plan with the PRA to improve its stress resilience in light of the various challenges and uncertainties facing both the bank and the wider economy highlighted by the concurrent stress testing process. RBS intends to execute an array of capital management actions to supplement the organic capital generation from its core franchises and further improve its stress resilience, including: further decreasing the cost base of the bank; further reductions in RWAs across the bank; further run-down and sale of other non-core loan portfolios in relation to our personal and commercial franchises; reduction in certain non-core commercial portfolios in Commercial Banking; and the proactive management of undrawn facilities in 2017. RBS expects its revised capital plan to address the shortfall identified in today's stress test results. However, additional management actions may be required until RBS's balance sheet is sufficiently resilient to stressed scenarios.

Commenting on the results, Ewen Stevenson, Chief Financial Officer, said:

"We are committed to creating a stronger, simpler and safer bank for our customers and shareholders. We have taken further important steps in 2016 to enhance our capital strength, but we recognise that we have more to do to restore the bank's stress resilience including resolving outstanding legacy issues."

Table: RBS projected consolidated solvency ratios in the stress scenario.
			Minimum stressed ratio after 'strategic' management actions and before conversion of AT1
	Actual (end-2015)	Minimum stressed ratio (before the impact of 'strategic' management actions or AT1 conversion)	Non-dividend 'strategic' management actions only(i)	All 'strategic' management actions including CRD IV distribution restrictions	Minimum stressed ratio (after the impact of 'strategic' management actions and conversion of AT1)	Hurdle rate	Systematic reference point	Actual (2016 Q3)	Submit revised capital plan?
Common equity Tier 1 ratio(a)(b)	15.5%	5.5%	5.8%	5.9%	6.7%	6.6%(j)	7.1%	15.0%	Revised capital plan received and accepted
Tier 1 capital ratio(c)	19.1%	8.1%(f)	8.5%(f)	8.5%(f)	8.5%(f)			19.1%
Total capital ratio(d)	24.7%	12.5%(f)	12.8%(f)	12.9%(f)	12.9%(f)			24.1%
Memo: risk weighted assets (£ billion)	243	255(f)	255(f)	255(f)	255(f)			235
Memo: CET1 (£ billion)	37.6	14(f)	15(f)	15(f)	17(f)			35.2
Tier 1 leverage ratio(a)(e)	5.6%	2.7%	2.9%	2.9%	2.9%	3.0%	3.2%	5.6%
Memo: leverage exposure (£ billion)	702(g)	591(h)	591(h)	591(h)	591(h)			703
Notes to table:
a)   The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after all 'strategic' management actions and before conversion of AT1.
b)   The CET1 ratio is defined as CET1 capital expressed as a percentage of risk-weighted assets (RWAs) where CET1 capital is defined in line with the UK implementation of CRD IV as set out in the PRA Rulebook and in Supervisory Statement SS7/13, 'CRD IV and capital', December 2013, and RWAs are defined in line with the UK implementation of CRD IV as set out in the PRA Rulebook and relevant Supervisory Statements, December 2013.
c)   Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital in line with the UK implementation of CRD IV.
d)   Total capital ratio is defined as total capital expressed as a percentage of RWAs where total capital is defined as the sum of Tier 1 capital and Tier 2 capital in line with the UK implementation of CRD IV.
e)   The leverage ratio is calculated in line with the Policy Statement 'The Financial Policy Committee's powers over leverage ratio tools', July 2015.
f)    Corresponds to the same year as the minimum CET1 ratio over the stress scenario.
g)   Leverage exposure measure taken from the bank's annual accounts.
h)   Corresponds to the same year as the minimum leverage ratio over its stress scenario.
i)    This includes CRD IV distribution restrictions. Where a bank is subject to such restrictions all non business as usual cuts to distributions subject to CRD IV restrictions will appear in the next column - 'All 'strategic' management actions including CRD IV distribution restrictions'. This should not be interpreted as a judgement by the Bank that any or all of such cuts are conditional on such restrictions.
j)    The hurdle rate for CET1 ratio refers to the Individual Capital Guidance.

Additional information:
1.  As part of its Supervisory Review and Evaluation Process ("SREP") the PRA has reduced the CET1 Pillar 2A component of RBS's ICG from the previously disclosed 2.8% to 2.1% of RWAs.
2.  ICG is the amount and quality of capital resources which the regulator requires a firm should hold at all times under the overall financial adequacy rules. RBS's 2016 CET1 ICG comprises 4.5% Pillar 1 requirement and 2.1% Pillar 2A.
3.  Systemic reference point defined as sum of P1, P2A and a 25% per annum phase-in of the current 1% G-SIB buffer.
4.  The projections of RBS's financial performance under hypothetical stress included in this announcement are based on the methodology and calculations of the BoE. This does not represent RBS's projections or base capital plan assumptions.
5.  'Adjusted' measures of financial performance are before own credit adjustments; gain or loss on redemption of own debt; strategic disposals; restructuring costs and litigation and conduct costs.
6.  Detailed disclosure is available from the BoE website: http://www.bankofengland.co.uk/financialstability/Pages/fpc/stresstest.aspx
7.  For details of our 2015 results please refer to: http://otp.investis.com/clients/uk/rbs1/rns1/regulatory-story.aspx?cid=365&newsid=615667

For further information, please contact:

Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 (0) 20 7672 1758

Matthew Richardson
Head of Fixed Income Investor Relations
+44 (0) 20 7678 1800

RBS Media Relations
+44 (0) 131 523 4205

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's  actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

ENDS

Date: 30 November 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary